EXHIBIT 99.16
                                                                   -------------

                            LSOF POOLED EQUITY, L.P.

                                January 12, 2001

Mr. James R. Gilley
Greenbriar Corporation
4265 Kellway Circle
Addison, TX  75001

Re:      LSOF Pooled Equity, L.P. Board Rights, etc.

Dear Mr. Gilley:

You are hereby notified that, until further written notice, LSOF Pooled Equity, L.P. ("LSOF") is exercising its right to attend all meetings of the Board of Directors and any committees thereof (the "Board") of Greenbriar Corporation (the "Company"). LSOF has such right pursuant to (i) Section 5.1 of the Certificate of Voting Power, Designations, Preferences, and Relative Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock, of the Company or, alternatively, (ii) Section 8.1 of that certain Securities Purchase Agreement, dated as of December 31, 1997, by and between Lone Star Opportunity Fund, L.P. and the Company (the "Purchase Agreement").

Please notify me at the address set forth above as to the time and location of all meetings of the Board as promptly as is practicable but, in any event, in compliance with the minimum notice requirements set forth in the Company's Bylaws. In addition, until further notice, please provide me with (i) all materials provided to the Board in advance of any meeting or in connection with the execution of any written consent and (ii) a calendar of all anticipated or regularly scheduled meetings of the Board.

LSOF Pooled Equity, L.P.

By:  LSOF GenPar, Inc., its General Partner

By:      /s/ J.D. Dell
   -----------------------------------------------------------
     Name:   J.D. Dell
     Title:  Vice President

cc:      Mark E. Bennett
         Ronald L. Brown
         T. Ray Guy
         Terrell W. Oxford
         Michael A. Saslaw